GLIATECH
23420 Commerce Park Road
Cleveland, Ohio  44122
Tel (216) 831-3200 Fax (216) 831-4220


                                 March 15, 2000


Jonathan G. Katz, Secretary
Office of the Secretary
Securities and Exchange Commission
Mail Stop 6-9
450 Fifth Street, N.W.
Washington, D.C.  20549

              Re:      Gliatech Inc. (Registration No. 333-56057)
                       Application for Withdrawal of Registration Statement
                       ----------------------------------------------------

Dear Mr. Katz:

                  Pursuant to Rule 477 ("Rule 477") of the Securities Act of 1933 (the "Act"), we hereby request, on behalf of Gliatech Inc., a Delaware corporation ("Gliatech"), that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of Gliatech's Registration Statement on Form S-3, filed with the Commission on June 4, 1998, as amended by Amendment No. 1, filed with the Commission on July 15, 1998 (the "Registration Statement"). We further request that, upon the granting of the Commission's consent to the withdrawal of the Registration Statement, such Registration Statement be withdrawn in accordance with the provisions of Rule 477(c).

Grounds for Withdrawal.
----------------------

                  Background.
                  ----------

                  In connection with a Stipulated Order of Dismissal with Prejudice, entered in the United States District Court for the Northeastern District of Ohio, Northern Division, in the case Gliatech Inc., v. Dr. Jerry Silver and Case Western Reserve University (Case No. 1:97CV 2306), Gliatech entered into a Settlement Agreement (the "Settlement Agreement") with Dr. Jerry Silver ("Dr. Silver") and Case Western Reserve University, effective as of February 20, 1998.

                  Pursuant to the Settlement Agreement, Gliatech issued 100,000 shares of common stock, par value $0.01 per share (the "Shares") to Dr. Silver in a private placement pursuant to Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder. The Settlement Agreement required Gliatech, after the issuance of such Shares and completion of the private placement, to register the Shares, upon Dr. Silver's written request, and to keep the registration of such Shares effective until such time as Dr. Silver sells or transfers all his Shares or is legally able to sell or transfer all his Shares without registration during a three-month period pursuant to Rule 144 under the Act ("Rule 144").

Jonathan G. Katz, Secretary
March 15, 2000
Page 1



                  Present Circumstances.
                  ---------------------

                  Because Dr. Silver is now able to sell or transfer all his Shares pursuant to Rule 144, Gliatech is no longer required by the Settlement Agreement to cause the Registration Statement to remain effective.

                  Public Interest.
                  ---------------

                  After withdrawal of the Registration Statement, Dr. Silver is able to dispose of his securities in the manner and at such time as the Commission, by promulgating Rule 144, has determined to be consistent with the public interest and the protection of investors. As a result, withdrawal of the Registration Statement does not preclude Dr. Silver from disposing of his Shares and is consistent with the agreement of Dr. Silver regarding such Shares.

Power to Withdraw.
-----------------

                  As provided for pursuant to Rule 478 of the Act, all persons signing the Registration Statement are deemed to have conferred the power to withdraw the Registration Statement upon the undersigned as the agent for service of process named in the Registration Statement.

                  Please forward all notices and orders issued with respect to this application to the undersigned at the above address. If you have any questions with respect to this request or require any additional information, please contact Gina M. Killian at (216) 586-1382.

                                   Sincerely,


                                   /s/ Thomas O. Oesterling
                                   Thomas O. Oesterling
                                   President, Chief Executive Officer
                                   and Chairman of the Board

cc:      Thomas C. Daniels, Esq.
         Gina M. Killian, Esq.